Mail Stop 4561

January 9, 2007

Leo S. Ullman
44 South Bayles Avenue
Port Washington, NY 11050-3765

> **Re:** **Cedar Shopping Centers, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2006, June 30, 2006,**
> **and September 30, 2006**
> **File No. 001-31817**

Dear Mr. Ullman:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472 or the undersigned at (202) 551-3414 if you have questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant